EXHIBIT 99.1

POET Technologies Reports First Quarter 2024 Financial Results

Strong Balance Sheet and Recent Major Design Win Mark Beginning of Second Quarter

TORONTO, May 15, 2024 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™, Photonic Integrated Circuits (PICs) and light sources for the data center, tele-communication and artificial intelligence markets, today reported its unaudited condensed consolidated financial results as of and for the three months ended March 31, 2024. The Company’s financial results as well as the Management’s Discussion and Analysis have been filed on SEDAR+ in Canada and EDGAR in the U.S. All financial figures are in United States dollars (“USD”) unless otherwise indicated.

First Quarter and Recent Business Highlights:

  Participation at the Optical Fiber Conference (OFC) held in San Diego in mid-March represented a major commercial turning point for the Company, with the announcement of its first entry into the optical module market for artificial intelligence and cloud data center markets with an 800G pluggable transceiver.
  The Company also announced four new products at OFC all directed at the AI market, including an 800G transmit optical engine chiplet (200G/lane) that is a fundamental building block for 1.6T and 3.2T pluggable transceivers and an 8-channel packaged light source for C-Band and O-Band wavelengths for chip-to-chip data communications for AI systems and co-packaged optics for the data center market.
  To support its entry into the high-speed optical transceiver market, the Company announced a collaboration with MultiLane Inc., a well-known, leading provider of high-speed IO and data center interconnect test solutions, to develop next-generation, performance-optimized pluggable 800G, 1.6T and higher speed transceivers.
  Marking the Company’s success in launching its newly designed transmit and receive optical engines, the Company recently announced a major design win and collaboration with Foxconn Interconnect Technology (FIT) to develop 800G and 1.6T pluggable optical transceiver modules for sale by FIT using POET optical engines with an aim to address the growth in demand for cutting-edge AI applications and high-speed data center networks.
  To provide the development funding needed to address the increased demand for its products, the Company completed a series of previously-announced non-brokered private placements since January 1, 2024 which added a total of approximately C$26.4 million to its balance sheet. In addition, over the same period, the Company sold 4,947,679 common shares through its ‘at-the-market’ (ATM) offering in the United States through Craig-Hallum LLC using the facilities of the Nasdaq Capital Market at an average price of C$2.17, for gross proceeds of approximately C$10.8 million.
  As of May 15, 2024, the Company had cash and cash equivalents of US$23.6M and working capital of US$22.8M. There were 60,485,477 issued and outstanding common shares.

Management Comments
“Our team embarked on a dynamic first quarter preparing for the Optical Fiber Conference (OFC) held in San Diego in mid-March,” stated Chairman & CEO, Dr. Suresh Venkatesan. “We could not have guessed at the time that those efforts would lead to a collaboration with Foxconn, one of the world’s leading electronics manufacturing companies to include our optical engines in their 800G and 1.6T optical module products. We are proud to have been selected for their advanced module designs and we look forward to supplying FIT and its global customer base, which includes the largest consumers of optical modules in the AI market. At OFC, we showcased four new products, each of which garnered serious attention from the industry, with the strongest interest in our leading-edge optical engine technology that powers optical modules for AI processing clusters, and in our light source products that facilitate chip-to-chip light-based data communications and high-speed computing. In addition to Foxconn, we are expanding our previously announced relationship with Luxshare, to include additional optical module products, and collaborating with MultiLane, a key supplier of high-speed test equipment in the industry to offer 800G and 1.6T optical modules. The enthusiastic reception from OFC helped us to secure multiple successful capital raises from institutional investors committed to our company's success. The additional capital fortifies our financial foundation as we navigate the next phase of our growth.”

Non-IFRS Financial Summary
The Company reported non-recurring engineering revenue (“NRE”) of $8,700 in the first quarter of 2024 compared to $181,000 for the same period in 2023 and $108,000 in the fourth quarter of 2023. In the first quarter, the Company provided under NRE contract services to multiple customers, one of which continued to contract services from last year. The revenue relates to unique projects that are being addressed utilizing the capabilities of the POET Optical Interposer.

The Company reported a net loss of $5.7 million, or ($0.12) per share, in the first quarter of 2024 compared with a net loss $5.3 million, or ($0.14) per share, for the same period in 2023 and a net loss of $5.5 million, or ($0.13) per share, in the fourth quarter of 2023. The net loss in the first quarter of 2024 included research and development costs of $1.9 million compared to $2.3 million for the same period in 2023 and $2.1 million in the fourth quarter of 2023. Fluctuations in R&D for a Company of this size and this stage of growth is expected on a period-over-period basis as the Company transitions from technology development to product development.

Non-cash expenses in the first quarter of 2024 included stock-based compensation of $0.9 million and depreciation and amortization of $0.5 million. Non-cash stock-based compensation and depreciation and amortization in the same period of 2023 were $1.2 million and $0.5 million, respectively. Fourth quarter 2024 stock-based compensation and depreciation and amortization were $1.0 million and $0.5 million, respectively. The Company had non-cash finance costs of $20,000 in the first quarter of 2024 compared to non-cash finance costs of $10,000 in the first quarter of 2023 and non-cash costs of $14,000 in the fourth quarter of 2023.

The Company recognized other income, including interest of $53,000 in the first quarter of 2024, compared to $78,000 in the same period in 2023 and $54,000 in the fourth quarter of 2023.

The Company reported non-cash fair value adjustment to derivative warrant liability of $0.6 million in the first quarter of 2024, compared to nil in the same period in 2023 and $25,000 in the fourth quarter of 2023. This non-cash item relates to warrants issued in a foreign currency and is periodically remeasured.

Cash flow from operating activities in the first quarter of 2024 was ($4.6) million, compared to ($3.6) million in the first quarter of 2023 and ($2.9) million in the fourth quarter of 2023.

From January 1, 2024 to date, the Company received gross proceeds of $28.5 million through the issuance of units from multiple private placements, issuance of common shares using its ATM and the issuance of common shares from the exercise of warrants.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS. These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

POET TECHNOLOGIES INC. PROFORMA – NON-IFRS AND IFRS PRESENTATION OF OPERATIONS (All figures are in U.S. Dollars)

For the Quarter ended:	31-Mar-24	31-Dec-23	30-Sep-23	30-Jun-23	31-Mar-23

Revenue	8,710	107,551	-	177,390	180,836
Research and development	(1,922,066)	(2,142,003)	(2,043,264)	(2,036,953)	(2,316,475)
Depreciation and amortization	(509,260)	(505,869)	(508,484)	(462,743)	(445,044)
Professional fees	(409,726)	(902,368)	(273,905)	(255,094)	(313,404)
Wages and benefits	(768,496)	(676,539)	(640,241)	(655,066)	(677,924)
Stock-based compensation	(947,502)	(1,050,088)	(1,251,648)	(697,690)	(1,202,018)
General expenses and rent	(570,819)	(317,333)	(429,457)	(502,707)	(566,768)
Derivative liability adjustment	(629,824)	(24,865)	-	-	-
Interest expense	(19,753)	(13,547)	(34,890)	(11,214)	(10,531)
Other (income), including interest	52,558	54,047	45,448	57,454	78,041
Net loss	(5,716,178)	(5,471,014)	(5,136,441)	(4,386,623)	(5,273,287)

Net loss per share	(0.12)	(0.13)	(0.13)	(0.11)	(0.14)

ATM Quarterly Update

During the fiscal quarter ended March 31, 2024, through the ATM, the Company sold 435,405 common shares at an average price of C$1.88 per share. The Company received gross proceeds of C$818,351, less aggregate cash commissions paid to Craig-Hallum of C$24,551 resulting in net proceeds of C$793,800. The common shares were sold on the Nasdaq Capital Markets and the sales were denominated in USD. The values disclosed are based on the average Bank of Canada exchange rate applicable during the reporting period.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems. POET’s Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles. POET is headquartered in Toronto, Canada, with operations in Allentown, PA, Shenzhen, China, and Singapore. More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075